

July 31, 2012

Via Facsimile
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re: Auscrete Corporation**
> **Pre-effective Amendment 18 to Registration Statement on Form S-1**
> **Filed July 20, 2012**
> **File No. 333-166976**

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

Use of Proceeds, page 10

1. We refer to your table. It appears that the percentage of net proceeds under maximum offering should read "100%" on the total offering proceeds line. Please advise or revise as appropriate.

Audited Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-1

2. Please have your auditors revise their audit opinion to include the date of their report. Refer to Rule 2.02(a) of Regulation S-X.

3. We note your response to prior comment two and the related revisions to your audit opinion; however, please have your auditors revise the last paragraph of the audit opinion to refer to the financial position at December 31, 2011 and December 31, 2010, and the results of operations, shareholders' equity and cash flows for each of the periods ended December 31, 2010 and 2011 and the date of inception to December 31, 2011.

Statement of Cash Flows, page F-5

4. It appears that your net cash provided by operating activities for the period of inception to December 31, 2010 as well as the cumulative total is missing non-cash reconciling items. Please revise here as well as the applicable amounts for your

statement of cash flows for the period ended June 30, 2012. Please ensure that necessary amounts are included so that all totals are mathematically correct.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

5. Please revise your registration statement to provide an updated consent from your auditors.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.


Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director


cc: <u>Via U.S. Mail</u>
       Luc Nguyen, Esq.
       1192 Draper Parkway, #244
       Draper, UT 84020